January 30, 2012

Via E-mail

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Washington D.C. 90549

Re:	Point.360
Form 10-K for Fiscal Year Ended June 30, 2011
Filed September 23, 2011
File No. 001-33468

Dear Mr. Shenk:

The following is provided in response to your January 19, 2012 letter. The information herein is also supported by materials to be provided supplementally as approved by Theresa Messinese of your office. A list of those supplemental materials (referred to in this letter) appears at the end of this letter.

Attached is a Summary of Fixed Assets for Point.360 analyzing activity between June 30, 2010 and 2011. The summary includes footnote information related to our detailed impairment testing as of June 30, 2011. Additional explanation is provided below.

Land and buildings consisted of two owned properties:

1.      20,000 square foot facility on Vine St. in Hollywood, CA with a total net book value of $4,589,000 (“Vine”).

2.      32,000 square foot facility on Hollywood Way in Burbank, CA with a net book value of $8,054,000 (“Burbank”).

Machinery and equipment (“M&E”) consisted of a wide variety of assets used in our post production business with a net book value of $4,510,000.

Our impairment review as of June 30, 2011 included the following with respect to the above three asset categories:

Vine

We engaged CB Richard Ellis, Inc., an international real estate brokerage, to provide an “opinion of value.” CBRE’s report is attached together with our ASC 360-10-35-21 analysis. CBRE’s opinion of value was a range of $2.2 million to $5.1 million, with a suggested “sale” value of $4.75 million as compared to a net book value of $4.589 million at June 30, 2011, indicating no impairment.

Burbank

The Burbank facility generated, and is expected to generate, the following operating income and earnings before interest, taxes, depreciation and amortization (although not a GAAP measurement, EBITDA is a commonly used measurement of cash flow) for the periods indicated:

	Operating
	Income	EBITDA

Nine months ended 6/30/11	$3,031,000	$3,497,000
Forecast for the six months ended 12/31/11	1,810,000	2,143,000
Forecast for the year ending 6/30/12	4,017,000	4,681,000
Actual results for the six months ended 12/31/11	2,013,000	2,303,000

The forecast for Burbank for the fiscal year ended June 30, 2012 was prepared as of June 30, 2011. In our opinion, there was no impairment indicated for the Burbank property. Actual results for the six months ended December 31, 2011 are indicated above.

Machinery and Equipment

Machinery and equipment consists of a wide range of sophisticated recording, duplication, encoding, editing and computer systems used in our post production process. As of June 30, 2011, we compared the net book value of machinery and equipment to a valuation prepared by Micor Media Group on September 20, 2010. (Micor was founded in 1988 and specializes in providing valuation services for media technology companies such as Point.360.) Specifically, Micor valued all items with an original cost of $10,000 or more. The resulting fair value was $4,226,483. Attached is Micor’s report (without exhibits) with a date of valuation of June 25, 2010.

We believe the valuation performed as of June 25, 2010 is relevant after considering fiscal 2011 depreciation, $1.0 million of asset additions, the specific impairment of $684,000 of assets in fiscal 2011, a “cushion” provided by the fact that assets under $10,000 were not valued, the state of the technology was consistent between June 30 2010 and 2011, and considering that no major assets were disposed of during fiscal 2011.

In our opinion, after considering the Company’s positive cash flow and Micor’s prior valuation, no impairment was indicated for machinery and equipment as of June 30, 2011.

We appreciate your questions and comments with respect to our financial disclosure. We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at (818) 565-1444.

Very truly yours,

Alan R. Steel

Executive VP, Finance and Administration

Chief Financial Officer

Materials to be supplementally provided:

1.      Point.360’s Vine real estate valuation as of June 30, 2011.

2.      CB Richard Ellis, Inc.’s Opinion of Valuation for Vine.

3.      Valuation Report of Micor Media Group.

Point.360
Summary of Fixed Assets
Rollforward - FY2011

	Beg.	FYE2011	FYE2011		End
	Balance	Asset	Asset	Total	Balance
	6/30/2010	Additions (4)	Impairment	Accum. Dep	6/30/2011

Land (Vine)	1,580,000	—		—	1,580,000
Building (Vine)	3,170,000	—		(161,000)	3,009,000	$4,589,000 NBV (1)

Land (Hollywood Way)	2,405,000	—		—	2,405,000
Building (Hollywood Way)	6,069,000	15,000		(435,000)	5,649,000	$8,054,000 NBV (2)

Machinery & Equipment	36,023,000	868,000		(34,531,000)	2,360,000
Leasehold Improvements	6,716,000	127,000		(6,407,000)	436,000
Computer Equipment	7,206,000	253,000		(6,195,000)	1,264,000
Equipment Under Capital Lease	671,000	185,000		(597,000)	259,000	$4,510,000 NBV (3)
Office Equipment	482,000	19,000		(413,000)	88,000
Construction in Progress (CIP)	1,234,000	(447,000)	(684,000)		103,000

			Net amount of CIP placed into service during CY.
Less Accum. Depreciation	(45,399,000)

Property and Equipment, Net	20,157,000	1,020,000	(684,000)		17,153,000

(1)  Independent appraisal performed by CB Richard Ellis, Inc. provided a FMV of the Vine building of $4,750,000

(2)  Cash flow generated by Hollywood Way operations during FYE2011 sufficient for stated Property Value

(3)  Independent fixed asset desk appraisal performed by Micor Media at 6/30/2010 provided value of $4.2 million on assets costing over $10,000. The Company purchased over $1m of assets during FYE2011,

       substantiating the $4.5 NBV at 6/30/2011

(4)  Additions are net of disposal amounts